UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ April 2010

WESTBRIDGE ENERGY CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Exhibit 99.1 – Amended Form 51-102F1, March 31, 2009
2. Exhibit 99.2 – Amended Form 51-102F1, June 30, 2009
3. Exhibit 99.3 – Amended Form 51-102F1, September 30, 2009
4. Exhibit 99.4 – Amended Form 51-102F1, December 31, 2008
5. Exhibit 99.5 – Form 52-109F2R, CEO
6. Exhibit 99.6 – Form 52-109F2R, CFO
7. Exhibit 99.7 – Form 52-109F2R, CEO
8. Exhibit 99.8 – Form 52-109F2R, CFO
9. Exhibit 99.9 – Form 52-109F2R, CEO
10. Exhibit 99.10 – Form 52-109F2R, CFO
11. Exhibit 99.11 – Form 52-109F2R, CEO
12. Exhibit 99.12 – Form 52-109F2R, CFO

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.

Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___   No <u>xxx</u>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this Form 6-K to be signed on its behalf by the
undersigned, thereunto duly authorized.

Westbridge Energy Corporation -- SEC File No. 000-27768
(Registrant)

Date: <u>April 20, 2009</u>   By: <u>/s/ Neal Iverson</u>
                        Neal Iverson, Director

Exhibit 99.1


Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

WESTBRIDGE ENERGY CORPORATION
(formerly Portrush Petroleum Corporation)


The following amended discussion and analysis of financial position and results of operations of Westbridge Energy Corporation (the "Company") is **amended and restated as at December 21, 2009** and should be read in conjunction with the audited financial statements and related notes of the Company for the period ended March 31, 2009 (the "Financial Statements"). In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company's wholly owned subsidiary. Additional information relating to the Company is available on SEDAR at www.sedar.com Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.


Forward Looking Statements


Forward looking statements or information included in this Management Discussion & Analysis ("MD&A") include statements with respect to:

- the Company's current internal expectations, estimates, projections, assumptions and beliefs regarding the future market price of oil and gas and Canadian US exchange rates; and
- expectations regarding the Company's ability to raise capital and add to reserves through the acquisition and development of current and additional oil and gas properties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

- adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry
- in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and
- the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.


Description of the Business


Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect ("Waubuno") located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

Overall Performance

The Mission River project is the Company's main source of revenue and revenues fluctuate from quarter to quarter based on production and oil and gas prices. As the Mission River project is primarily a gas project, the Company's revenues are closely linked to the price of gas in the United States. Gas prices dropped significantly to below $4.00 (US$/mcf) during the period and the price of gas is expected to remain at these current levels for the next quarter and possibly the balance of 2009. Thus, there is a high risk that the Company's revenue for 2009 will be materially reduced due to the adverse price of gas.

Production from the Mission River project increased during the last two quarters of 2008 due to the Company's participation in a four well drilling program in 2008. However the Company did not participate in any new drilling in Mission River and the Company's share of oil and gas revenue is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next two quarters.

The Company's share of oil production increased 22% over the same period last year from 601 barrels of oil (bbls) in 2009 to 735 bbl in 2008 and decreased by 26% compared to the previous quarter of 927 bbls. The Company's share of gas production increased significantly compared to the same period last year from 6,324 mcf in 2009 to 15,426 mcf in 2008 and decreased by 46% compared to the previous quarter of 23,751. Production from Mission River will continue to decrease from the high of the fourth quarter of 2008 for the balance of the year.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) for the quarter ended March 31, 2009 was 33% higher in 2009 than 2008 as the Company recorded *(rounded)* revenue of $108,000 compared with $81,000 in 2008. However, revenue decreased 37% from the previous quarter of $290,000.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During 2008, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. At the end of the first quarter of 2009, the Exchange rate was 1.26. The Company does not expect a significant drop in the Exchange rate for the next quarter.

Cash flow from operations does not have a standard meaning under generally accepted accounting principles ("GAAP") and may not be comparable to those reported by other companies. Used here, cash flow from operations is the Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses and was *(rounded)* $28,000 for the quarter compared to $23,000 in 2008 and $187,000 in the fourth quarter of 2008. Operating expenses as a percentage of oil and gas revenue were 42% in the quarter, compared to 21% for the same quarter in 2008 and 35% in fourth quarter of 2008.

In order to pay its 10% share of the drilling costs of the 2008 four well drilling program in Mission River, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly, the principal may be paid down at any time. As a result, current liabilities have increased resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due but current cash flow is not sufficient to enable the Company to materially reduce the amount of the credit facility outstanding.

Results of Operations

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River increased significantly from approximately $107,592 to $81,637 as a result of increased production from the four new wells coming on production. The Company will not participate in any new wells to be drilled on the project in the coming year and production from the project is not expected to increase during the next year. Production is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next two quarters.

General & Administration Expenses: General and Administrative ("G&A") expense adjusted for non cash items of stock based compensation and financing charges *(rounded)* was $71,000 in 2009 compared to $66,000 in 2008 and $222,000 in the forth quarter of 2008. Included in General and administration expenses are interest expenses paid in fiscal 2009 of $8,432.

There was no stock based compensation expense recorded in 2009. The stock based compensation expense in 2008 was $9,980. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an "estimate of the grant date fair value" of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of $22,761 (US$6,000 per month); an amount that has not increased over the preceding two years. At the end of the quarter, the President of the Company had accrued but unpaid management fees and expenses of $29,223.

Bank Loan: The Company's credit facility is in US$ and amount recorded in the financial statements will vary based on foreign currency adjustments and any payments made by the Company to reduce the principal of the loan. The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent. The Company paid interest of $8,432 in 2009 and $2,103 in 2008.

Net Income (Loss): Net Income (Loss) includes a charge for depletion expense, a non-cash charge to operations based on an estimate of changes to oil and gas reserves. In 2009 the Company recorded a depletion expense of $33,924 compared with $25,066 in 2008.

Drilling: The Company completed the drilling of the Waubuno #2 well in Southwestern Ontario, Canada at a cost of approximately $100,000 at the end of 2008. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it can joint venture the completion of the project at an anticipated cost of $300,000.

Production: The Company's share of oil production increased 22% over the same period last year from 601 barrels of oil (bbls) in 2007 to 735 bbl in 2008 and decreased by 26% compared to the previous quarter of 927 bbls. The Company's share of gas production increased significantly compared to the same period last year from 6,324 mcf in 2007 to 15,426 mcf in 2008 and decreased by 46% compared to the previous quarter of 23,751. Production from Mission River will continue to decrease from the high of the fourth quarter of 2008 for the balance of the year.

Cash Flow: Cash flow from operations is the Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses and was *(rounded)* $28,000 for the quarter compared to $23,000 in 2008 and $187,000 in the fourth quarter of 2008. Operating expenses as a percentage of oil and gas revenue were 42% in the quarter, compared to 21% for the same quarter in 2008 and 35% in fourth quarter of 2008.

Expenses: Well operating expenses were $45,633 compared with $33,934 in the previous year and as a percentage of oil and gas revenue were 42% in 2009 and 41% in 2008.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The

Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2008	Q1	Q2	Q3	Q4
WTI Oil US$/bbl	97.90	123.98	117.98	58.73
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41
2009				
WTI Oil US$/bbl	43.08	59.62		
NYMEX Gas US$/mmbtu	4.48	3.81		

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) [1]	(118,920) [2]	(1,062,245) [3]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) [4]	(72,117) [5]	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)
2009	Total Revenue	107,592			
	Net loss	(31,190)			
	Basic and diluted loss per share	(0.01)			

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company's practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. Depletion expense of $33,924 were recorded in 2009 and $25,066 in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred. In 2007, the amount recorded was $9,980 compared to Nil in 2009. See the notes to the summary of quarterly results for additional details.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987
2008					
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380
2009					
Oil bbl	736				
Gas mcf	15,427				

Liquidity and Capital Resources

The Company's working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The bank has advised the Company that it will renew the loan for another 12 month period on the same terms and conditions. The loan is secured by the Company's interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $22,761 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. Included in accounts payable is an amount due to Martin Cotter of $29,223. In 2008, the Company paid Martin Cotter management fees of $18,455.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,614,530
Stock options	2,750,000
Warrants	6,233,500

(See Note 7 of the financial statements for additional detail)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which will replace the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company's financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. This standard will be effective for the Company beginning on April 1, 2009. The Company is currently evaluating the impact of adopting this standard in 2009.

Risks

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not

exceed projected cost.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company's ability to successfully continue

The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008, 2007, 2006. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration/development property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. The Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

The Company's Need for Additional Financing to Finish Property Exploration/Development could lead to the Company's inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties. The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place

new wells into commercial production. The exploitation of the Company's oil/gas properties is, therefore, dependent upon the Company's ability to obtain financing through the sale of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's oil/gas properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other oil/gas companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.

Nevertheless, the market for the Company's potential future production of oil/gas tends to be commodity-oriented rather than company-oriented. If a well successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.


Subsequent Events


Subsequent to June 30, 2009, the bank advised the Company that it will renew the Company's loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Subsequent to September 30, 2009, the Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan. In addition, the directors have decided to proceed with the share consolidation approved by shareholders at the Company's Special Annual General meeting on the basis of ten old shares for one new share and the change of the name of the Company to Westbridge Energy Corporation. The retirement of the bank loan will improve the Company's balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management's opinion that the share reorganization will enable the Company to attract new investors.

Exhibit 99.2


Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

WESTBRIDGE ENERGY CORPORATION
(formerly Portrush Petroleum Corporation)


The following discussion and analysis of financial position and results of operations of Westbridge Energy Corporation (the "Company") is **amended and restated as of December 21, 2009** and should be read in conjunction with the audited financial statements and related notes of the Company for the period ended June 30, 2009 (the "Financial Statements"). In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company's wholly owned subsidiary. Additional information relating to the Company is available on SEDAR at www.sedar.com. Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.


Forward Looking Statements


Forward looking statements or information included in this Management Discussion & Analysis ("MD&A") include statements with respect to:

- the Company's current internal expectations, estimates, projections, assumptions and beliefs regarding the future market price of oil and gas and Canadian US exchange rates; and
- expectations regarding the Company's ability to raise capital and add to reserves through the acquisition and development of current and additional oil and gas properties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

- adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry
- in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and
- the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.


Description of the Business


Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect ("Waubuno") located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

Overall Performance

The Mission River project is the Company's main source of revenue and revenues fluctuate from quarter to quarter based on production and oil and gas prices. As the Mission River project is primarily a gas project, the Company's revenues are closely linked to the price of gas in the United States. Gas prices dropped significantly to below $4.00 (US$/mcf) during the period and the price of gas is expected to remain at these current levels for the next quarter and possibly the balance of 2009. Thus, there is a high risk that the Company's revenue for 2009 will be materially reduced due to the adverse price of gas.

Production from the Mission River project increased during the last two quarters of 2008 due to the Company's participation in a four well drilling program in 2008. However the Company did not participate in any new drilling in Mission River and the Company's share of oil and gas revenue is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next quarter.

The Company's share of oil production decreased by 37% over the same quarter last year from 775 barrels of oil (bbls) in 2008 to 484 bbl in 2009 and decreased by 34% from the previous quarter of 736 (bbls). The Company's share of gas production increased slightly compared to the same quarter last year from 7,409 mcf in 2008 to 8,100 mcf in 2009 and decreased by 47% compared to the previous quarter of 15,427. Production from Mission River will continue to decrease from the high of the fourth quarter of 2008 for the balance of the current fiscal year.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) for the six month period ended June 30, 2009, *(rounded)* revenue was $192,000, compared to $228,000 for the same period in 2008 and for the quarter ended June 30, 2009 was 43% lower in 2009 than 2008 as the Company recorded *(rounded)* revenue of $84,000 compared with $147,000 in 2008.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During 2008, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. At the end of the second quarter of 2009, the Exchange rate was 1.16. The Company does not expect a significant drop in the Exchange rate for the next quarter.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses was *(rounded)* $43,000 for the quarter compared to $92,000 in 2008. For the six month period ended June 30, 2009, it was *(rounded)* $105,000 compared to $139,000 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 48% in the quarter, compared to 37% for the same quarter in 2008. For the six month period ended June 30, 2009, operating expenses as a percentage of oil and gas revenue were 45%, compared to 39% for the same period in 2008.

In order to pay its 10% share of the drilling costs of the 2008 four well drilling program in Mission River, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly, the principal may be paid down at any time. As a result, current liabilities have increased resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due but current cash flow is not sufficient to enable the Company to materially reduce the amount of the credit facility outstanding.

Results of Operations

Revenue and Expense Summary

	Q1 2009	Q2 2009	Six months 2009	Q2 2008	Six months 2008
Oil & Gas Revenue (net of royalties)	$107,592	$ 84,219	$191,811	$146,865	$228,502
Operating Expenses	45,633	40,829	86,462	55,192	89,126
Revenue after Operating Expenses	61,959	43,390	105,349	91,673	139,376
Depletion expense	33,924	41,117	75,041	41,022	66,088
General and Admin Expenses	70,831	57,019	127,850	122,073	197,600
Loss before other items	(42,796)	(54,746)	(97,542)	(71,422)	(124,312)
Other Items*	11,606	(3,991)	7,615	(695)	1,543
Income (Loss) for the period	(31,190)	(58,737)	(89,927)	(72,117)	(122,769)

* See the financial statements regarding foreign exchange losses and other adjustments.

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River decreased from approximately $228,502 to $191,811. The Company will not participate in any new wells to be drilled on the project in the coming year and production from the project is not expected to increase during the balance of the year. Production is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next two quarters. See the discussion regarding production, drilling and commodities prices below.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses was $40,829 for the quarter compared to $91,673 in 2008. For the six month period ended June 30, 2009, it was $105,349 compared to $139,376 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 48% in the quarter, compared to 38% for the same quarter in 2008. For the nine month period ended September 30, 2009, operating expenses as a percentage of oil and gas revenue was 45%, compared to 39% for the same period in 2008. The Company expects operating expenses to increase as a percentage of revenue due to declining production volumes and prices.

Net Income (Loss): The loss for the quarter which includes a charge for depletion expense, a non-cash charge to operations based on an estimate of changes to oil and gas reserves was less in the quarter than a year ago due to reduced general and administrative expenses resulting form reduced corporate activity. In 2009 the Company recorded a depletion expense of $75,041 compared with $66,088 in 2008.

Drilling: The Company did not participate in any drilling programs during the period. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it can joint venture the completion of the project at an anticipated cost of $300,000.

Production: The Company's share of oil production decreased by 37% over the same quarter last year from 775 barrels of oil (bbls) in 2008 to 484 bbl in 2009 and decreased by 34% from the previous quarter of 736 (bbls). The Company's share of gas production increased slightly compared to the same quarter last year from 7,409 mcf in 2008 to 8,100 mcf in 2009 and decreased by 47% compared to the previous quarter of 15,427. See the the Production volume table under the Summary of Quarterly Results for a quarter by quarter analysis.

Expenses: Well operating expenses were $86,462 compared with $89,126 in the previous year and as a percentage of oil and gas revenue were 45% in 2009 and 39% in 2008. Operating expenses as a percentage of revenue have risen due to the decrease in the price of gas and the effect of economies of scale as production decreases. This percentage is expected to remain at current levels until production revenue increases.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

General & Administration Expenses: General and Administrative ("G&A") expense adjusted for non cash items of stock based compensation expense *(rounded)* was $127,000 in 2009 compared to $159,000 in 2008. Included in General and administration expenses are interest expenses paid in fiscal 2009 of $16,571 compared to 15,520 relating to the bank loan outstanding. Included in Professional fees were audit and accounting fees of $7,295 and legal fees of $10,000 for 2009 compared to $9,755 and $28,058 for 2008. The Company expects to maintain this reduced level of general and administrative expenses until the Company becomes more active.

There was no stock based compensation expense recorded in 2009. The stock based compensation expense in 2008 was $38,249. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an "estimate of the grant date fair value" of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of $43,769 (US$6,000 per month); an amount that has not increased over the preceding two years. At the end of the quarter, the President of the Company had accrued but unpaid management fees and expenses of $53,732.

Bank Loan: The Company's credit facility is in US$ and amount recorded in the financial statements will vary based on foreign currency adjustments and any payments made by the Company to reduce the principal of the loan. The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent. The Company paid interest on the loan of $16,571 in 2009 and $15,520 in 2008. During the current period, the Company renewed the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2008	Q1	Q2	Q3	Q4
WTI Oil US$/bbl	97.90	123.98	117.98	58.73
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41
2009				
WTI Oil US$/bbl	43.08	59.62		
NYMEX Gas US$/mmbtu	4.48	3.81		

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) [1]	(118,920) [2]	(1,062,245) [3]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) [4]	(72,117) [5]	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)
2009	Total Revenue	107,592	84,219		
	Net loss	(31,190)	(58,737)		
	Basic and diluted loss per share	(0.01)	(0.01)		

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987
2008					
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380
2009					
Oil bbl	736	484			
Gas mcf	15,427	8,100			

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company's practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. This accounts for the significant increase in depletion expense in the fourth quarter of 2007 and 2008. Depletion expense of $40,829 was recorded in the 2nd quarter in 2009 and $55,192 during the same period in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred. In 2008, the amount recorded was $28,269 compared to $Nil in 2009. See the notes to the summary of quarterly results for additional details.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Liquidity and Capital Resources

The Company's working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The bank has advised the Company that it will renew the loan for another 12 month period on the same terms and conditions. The loan is secured by the Company's interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful

in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $43,769 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In 2008, the Company paid or accrued management fees of $36,455. Included in accounts payable is an amount due to Martin Cotter of $53,732. Mr. Cotter is engaged by the Company on a month to month basis and there are is compensatory plan or arrangement with respect to his the resignation, retirement or termination of employment.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,614,530
Stock options	2,750,000
Warrants	6,233,500

(See Note 7 of the financial statements for additional detail)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which will replace the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does not have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order

to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company's financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This standard became effective for the Company beginning on April 1, 2009 and does not have a material impact on the Company's consolidated financial statements.

Risks

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company's ability to successfully continue

The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008, 2007, 2006. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration/development property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. The Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

The Company's Need for Additional Financing to Finish Property Exploration/Development could lead to the Company's inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties. The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production. The exploitation of the Company's oil/gas properties is, therefore, dependent upon the Company's ability to obtain financing through the sale of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's oil/gas properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other oil/gas companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.

Nevertheless, the market for the Company's potential future production of oil/gas tends to be commodity-oriented rather than company-oriented. If a well successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Subsequent Events

Subsequent to June 30, 2009, the bank advised the Company that it will renew the Company's loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Subsequent to September 30, 2009, the Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan. In addition, the directors have decided to proceed with the share consolidation approved by shareholders at the Company's Special Annual General meeting on the basis of ten old shares for one new share and the change of the name of the Company to Westbridge Energy Corporation. The retirement of the bank loan will improve the Company's balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management's opinion that the share reorganization will enable the Company to attract new investors.

Exhibit 99.3


Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

WESTBRIDGE ENERGY CORPORATION
(formerly Portrush Petroleum Corporation)


The following discussion and analysis of financial position and results of operations of Westbridge Energy Corporation (the "Company") is **amended and restated as of December 21, 2009** and should be read in conjunction with the unaudited financial statements and related notes of the Company for the nine month period ended September 30, 2009 (the "Financial Statements"). In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company's wholly owned subsidiary. The reader should also refer to the audited financial statements and related notes of the Company for the year ended December 31, 2008. Additional information relating to the Company is available on SEDAR at www.sedar.com. Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.


Forward Looking Statements


Forward looking statements or information included in this Management Discussion & Analysis ("MD&A") include statements with respect to:

- the Company's current internal expectations, estimates, projections, assumptions and beliefs regarding the future market price of oil and gas and Canadian US exchange rates; and
- expectations regarding the Company's ability to raise capital and add to reserves through the acquisition and development of current and additional oil and gas properties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

- adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry
- in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and
- the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.


Description of the Business


Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect ("Waubuno") located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

Overall Performance

The Mission River project is the Company's main source of revenue and revenues fluctuate from quarter to quarter based on production and oil and gas prices. As the Mission River project is primarily a gas project, the Company's revenues are closely linked to the price of gas in the United States. Gas prices have remained low and the price of gas is expected to remain at current levels possibly for the balance of 2009. Thus, there is a high risk that the Company's revenue for 2009 will be materially reduced due to the adverse price of gas.

Production from the Mission River project increased during the last two quarters of 2008 due to the Company's participation in a four well drilling program in 2008. However the Company did not participate in any new drilling in Mission River and the Company's share of oil and gas revenue has declined over the previous quarters. The Company does not expect the operator to complete any new zones in Mission River for the next quarter.

The Company's share of oil production decreased by 40% over the same quarter last year from 680 barrels of oil (bbls) in 2008 to 411 bbl in 2009 and decreased by 24% from the previous quarter of 539 (bbls). The Company's share of gas production decreased by 64% from the same quarter last year from 10,896 mcf in 2008 to 3,917 mcf in 2009 and decreased by 60% compared to the previous quarter of 9,947. Production from Mission River will continue to decrease from the high of the fourth quarter of 2008 for the balance of the current fiscal year.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) for the nine month period ended September 30, 2009, *(rounded)* revenue was $245,000, compared to $379,000 for the same period in 2008 and for the quarter ended September 30, 2009 was 65% lower in 2009 than 2008 as the Company recorded *(rounded)* revenue of $53,000 compared with $151,000 in 2008.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During 2008, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. The Company expects US Exchange rates to remain low for the next quarter.

Revenue after operating expenses was *(rounded)* $36,000 for the quarter compared to *(rounded)* $174,000 in 2008. However, included in operating expenses in Q3 2008 was an operating expenses recovery of $107,920 that was originally charged to expenses but should have been capitalized as completion costs of drilling a new well. For the nine month period ended September 30, 2009, revenue after operating expenses was *(rounded)* $141,000 compared to *(rounded)* $313,000 for the same period in 2008. Operating expenses as a percentage of oil and gas revenue were 32% in the quarter, compared to 42% for the same quarter in 2008. For the nine month period, operating expenses as a percentage of oil and gas revenue were 42%, compared to 17% for the same period in 2008.

In order to pay its 10% share of the drilling costs of the 2008 four well drilling program in Mission River, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly, the principal may be paid down at any time. As a result, current liabilities have increased resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due but current cash flow is not sufficient to enable the Company to materially reduce the amount of the credit facility outstanding.

Results of Operations

Revenue and Expense Summary

	Q1 2009	Q2 2009	Q3 2009	Nine mths 2009	Q3 2008	Nine mths 2008
Oil & Gas Revenue (net of royalties)	$107,592	$ 84,219	$ 53,314	$245,125	$150,855	$379,357
Operating Expenses (recovery)	45,633	40,829	17,019	103,481	(22,924)	66,202
Revenue after Operating Expenses	61,959	43,390	36,295	141,644	173,779	313,155
Depletion expense	33,924	41,117	19,009	94,050	51,689	117,777
General and Admin Expenses	70,831	57,019	41,864	169,714	65,509	258,109
Loss before other items	(42,796)	(54,746)	(24,578)	(122,120)	61,581	(62,731)
Other Items*	11,606	(3,991)	(3,936)	3,679	1,543	3,086
Income (Loss) for the period	(31,190)	(58,737)	(28,514)	(118,441)	63,124	(59,645)

* See the financial statements regarding these items.

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River and Lennox Projects decreased from approximately $379,357 to $245,125 during the nine month period ended September 2008 and 2009 respectively. The Company will not participate in any new wells to be drilled on the Mission River Project in the near future and production from the project is not expected to increase during the balance of the year. Production is expected to decline over the coming quarters until new wells or zones are completed. The Company does not expect the operator to complete any new zones in Mission River for the next quarter. See the discussion regarding production, drilling and commodities prices below.

The Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses was $36,295 for the quarter compared to $173,779 in 2008. The operating expenses during Q3 2008 included an adjustment of $107,920 that was originally charged to expenses but should have been capitalized as completion costs of drilling a new well. As a result, there was a recovery of $22,924 in operating expenses during Q3 2008. The operating expenses for the 9 month period are comparable being $103,481 in 2009 and $66,202 in 2008.

For the nine month period ended September 30, 2009, operating expenses as a percentage of oil and gas revenue was 42%, compared to 17% for the same period in 2008. The Company expects operating expenses to continue to increase as a percentage of revenue due to declining prices and production volumes.

Net Income (Loss): Net Income (Loss) includes a charge for depletion expense, a non-cash charge to operations based on an estimate of changes to oil and gas reserves. In 2009 the Company recorded a depletion expense of $94,050 compared with $117,777 in 2008. See the discussion above regarding operating expense recovery in Q3 of $107,920 which resulted in income being recorded for the quarter. The nine month income (loss) amounts are comparable being a loss of $118,441 in 2009 and $59,645 in 2008.

Drilling: The Company did not participate in any drilling programs during the period. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it can joint venture the completion of the project at an anticipated cost of $300,000.

Production: The Company's share of oil production decreased by 40% over the same quarter last year from 608 barrels of oil (bbls) in 2008 to 411 bbl in 2009 and decreased by 24% from the previous quarter of 539 (bbls). The Company's share of gas production decreased by 64% compared to the same quarter last year from 10,896 mcf in 2008 to 3,917 mcf in 2009 and decreased by 60% compared to the previous quarter of 9,947. See the Production volume table under the Summary of Quarterly Results for a quarter by quarter analysis.

Expenses: Well operating expenses were $103,481 compared with $66,202 in the previous year and as a percentage of oil and gas revenue were 42% in 2009 and 17% in 2008. Operating expenses as a percentage of revenue have risen due to the decrease in the price of gas and the effect of economies of scale as production decreases. This percentage is expected to remain at current levels until production revenue increases.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

General & Administration Expenses: General and Administrative ("G&A") expense adjusted for non cash items of stock based compensation expense *(rounded)* was $170,000 in 2009 compared to $220,000 in 2008. Included in General and administration expenses are interest expenses paid in fiscal 2009 of $19,001 relating to the bank loan outstanding. Included in Professional fees were audit and accounting fees of $8,664 and legal fees of $22,176 for 2009 compared to $20,727 and $32,694 for 2008. The Company expects to maintain this reduced level of general and administrative expenses until the Company becomes more active.

There was no stock based compensation expense recorded in 2009. The stock based compensation expense in 2008 was $38,249. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an "estimate of the grant date fair value" of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of $63,522 (US$6,000 per month); an amount that has not increased over the preceding two years. At the end of the quarter, the President of the Company had accrued but unpaid management fees and expenses of $76,777.

Bank Loan: The Company's credit facility is in US$ and amount recorded in the financial statements will vary based on foreign currency adjustments and any payments made by the Company to reduce the principal of the loan. The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent. The Company paid interest on the loan of $18,971 in 2009 and $15,520 in 2008. During the current period, the Company renewed the loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2008	Q1	Q2	Q3	Q4
WTI Oil US$/bbl	97.90	123.98	117.98	58.73
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41
2009				
WTI Oil US$/bbl	43.08	59.62	68.20	
NYMEX Gas US$/mmbtu	4.48	3.81	3.44	

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) [1]	(118,920) [2]	(1,062,245) [3]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) [4]	(72,117) [5]	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)
2009	Total Revenue	107,592	84,219	53,314	
	Net loss	(31,190)	(58,737)	(28,514)	
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987
2008					
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380
2009					
Oil bbl	736	539	411		
Gas mcf	15,427	9,947	3,917		

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company's practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. This accounts for the significant increase in depletion expense in the fourth quarter of 2007 and 2008. Depletion expense of $19,009 was recorded in the 3rd quarter in 2009 and $51,689 during the same period in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred. In 2008, the amount recorded was $28,269 compared to $Nil in 2009. See the notes to the summary of quarterly results for additional details.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Liquidity and Capital Resources

The Company's working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15,

2009. The bank has advised the Company that it will renew the loan for another 12 month period on the same terms and conditions. The loan is secured by the Company's interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $63,522 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In 2008, the Company paid or accrued management fees of $54,455. Included in accounts payable is an amount due to Martin Cotter of $76,777. Mr. Cotter is engaged by the Company on a month to month basis and there are is compensatory plan or arrangement with respect to his the resignation, retirement or termination of employment.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this MD&A:

Common shares	45,614,530
Stock options	2,225,000
Warrants	4,400,000

(See Note 7 of the financial statements for additional detail)

Recent Accounting Pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 "Goodwill and Intangible Assets" which will replace the existing Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard does

not have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company's financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. This standard became effective for the Company beginning on April 1, 2009 and does not have a material impact on the Company's consolidated financial statements.

Risks

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company's ability to successfully continue

The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008, 2007, 2006. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration/development property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. The Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

The Company's Need for Additional Financing to Finish Property Exploration/Development could lead to the Company's inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties. The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production. The exploitation of the Company's oil/gas properties is, therefore, dependent upon the Company's ability to obtain financing through the sale of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's oil/gas properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other oil/gas companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.

Nevertheless, the market for the Company's potential future production of oil/gas tends to be commodity-oriented rather than company-oriented. If a well successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company's financial performance.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not

use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time with a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Subsequent Events

Subsequent to September 30, 2009, the Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan. In addition, the directors have decided to proceed with the share consolidation approved by shareholders at the Company's Special Annual General meeting on the basis of ten old shares for one new share and the change of the name of the Company to Westbridge Energy Corporation. The retirement of the bank loan will improve the Company's balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management's opinion that the share reorganization will enable the Company to attract new investors.

Exhibit 99.4


Form 51-102F1
MANAGEMENT'S DISCUSSION & ANALYSIS

WESTBRIDGE ENERGY CORPORATION
(formerly Portrush Petroleum Corporation)


The following amended discussion and analysis of financial position and results of operations of Westbridge Energy Corporation (the "Company") is **amended and restated as of December 21, 2009** and should be read in conjunction with the audited financial statements and related notes of the Company for the year ended December 31, 2008 (the "Financial Statements"). In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company's wholly owned subsidiary. Additional information relating to the Company is available on SEDAR at www.sedar.com. Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.


Forward Looking Statements


Forward looking statements or information included in this Management Discussion & Analysis ("MD&A") include statements with respect to:

- the Company's current internal expectations, estimates, projections, assumptions and beliefs regarding the future market price of oil and gas and Canadian US exchange rates; and
- expectations regarding the Company's ability to raise capital and add to reserves through the acquisition and development of current and additional oil and gas properties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

- adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry
- in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and
- the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.


Description of the Business


Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect ("Waubuno") located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

Overall Performance

The Company's share of revenue from the sale of oil and natural gas (net of royalties) for the year ended December 2008 was significantly higher in 2008 than 2007 as the Company recorded *(rounded)* revenue of $670,000 compared with $393,000 in 2007 and $777,000 in 2006. The increase in revenue is a direct result of the increase in production from the Mission River project where the Company's participation in a new four well drilling program resulted in four wells coming on production during the last half of the year.

In order to pay its 10% share of the drilling costs of the four well drilling program, with a cost to the Company of approximately US$110,000 per well, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly; the principal may be paid down at any time. As a result, current liabilities have increased by a like amount resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due.

Cash flow from operations does not have a standard meaning under generally accepted accounting principles ("GAAP") and may not be comparable to those reported by other companies. Used here, cash flow from operations is the Company's share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses and was *(rounded)* $500,000 for the year compared to $300,000 in 2007 and $580,000 in 2006. Operating expenses as a percentage of oil and gas revenue were 25% in 2008, consistent with 24% in 2007 and 25% in 2006.

General and Administrative ("G&A") expense adjusted for non cash items of stock based compensation and financing charges *(rounded)* was $442,000 in 2008 compared to $347,000 in 2007 and $409,000 in 2006. There were no significant year over year changes in the general and administrative expense categories except the category of interest expense which increased due to the increase in the bank credit facility. The increase in G&A is mostly due to property investigation expenses of $100,000 incurred in 2008. This expense is a one time charge and the Company has no further obligations regarding the subject property.

Oil & Gas property expenditures increased from *(rounded)* $376,000 in 2007 to $567,000 in 2008 due to the drilling programs in Mission River and Waubuno. The Company will not participate in any further drilling programs in Mission River during 2009 due to the current price of gas. The Company has not made a completion decision on the Waubuno drilling program which would require additional expenditures of up to $300,000.

The Mission River project is the Company's major source of revenue and being primarily a gas project, the Company's revenues are closely linked to the price of gas in the United States. Gas prices fluctuated significantly during 2008 from a high of over $12.00 (US$/mcf) to less than $6.00 (US$/mcf). During the first quarter of 2009, gas prices dropped to below $4.00 (US$/mcf) and the price of gas could remain at these current levels for the balance of 2009. Thus, there is a high risk that the Company's revenue for 2009 will be materially reduced due to the adverse price of gas.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During the year, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. At the end of the first quarter of 2009, the Exchange rate was 1.26. During 2007, the rate varied from a low of 0.92 to a high of 1.19. Readers should review the risks factors at the end of the discussion including possible currency risks.

Selected Financial Information

	Year-end 12/31/08	Year-end 12/31/07	Year-end 12/31/06
Revenues (Net)	669,710	392,534	777,455
General and Administrative Expenses (not including stock based compensation and financing charge)	442,383	347,180	409,264
Stock Based Compensation Expenses	38,249	46,671	205,385
Financing Fee	106,000	Nil	Nil
Net Income (Loss)	(409,924)	(1,345,604)	(435,117)
per share	(0.01)	(0.03)	(0.01)
Working Capital (deficiency)	(641,745)	(91,000)	142,507
Loan Payable	550,260	103,047	Nil
Oil & Gas Properties	840,790	514,105	1,347,654
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity			
Dollar Amount	$ 140,408	$ 387,083	$ 1,542,266
Number of Securities	45,614,530	45,262,363	43,758,792

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River increased significantly from approximately $276,000 to $560,000 as a result of increased production from the four new wells coming on production. The Company will not participate in any new wells to be drilled on the project in the coming year and production from the project is not expected to increase during the next year. Production from the Lenox project declined significantly during the last quarter of the year and is no longer considered material. However, revenue on a year over year basis showed only a small decline from approximately $115,000 to $110,000. The Lenox project is not expected to materially contribute to 2009 revenue.

General & Administration Expenses: Administration expenses were consistent with the previous year except for the $100,000 charge for property investigation arising out of a proposed gas project in California and the non-cash financing fee of $106,000 attributed to the issuance of loan bonus warrants. General and administration expenses before non-cash expenses and property investigation costs were $342,383 compared with $347,180 for the same period in 2007. Included in General and administration expenses are interest expenses paid in fiscal 2008 of $29,739 ($2,337 in 2007).

Stock based compensation expenses recorded in 2008 were very similar to those incurred in 2007. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $38,249 compared to $46,671 in 2007. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an "estimate of the grant date fair value" of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of US$6,000 per month; an amount that has not increased over the preceding two years. At the end of the year, the President of the Company had accrued but unpaid management fees and expenses of US$64,374.

The Company has recognized a financing fee of $106,000 (non-cash expense) relating to 4,400,000 warrants granted subsequent the December 31, 2008 in connection with the increased credit facility. The warrants have been valued using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37 %, an expected life of 2 years and an expected dividend yield of 0%.

Bank Loan: The Company, with the assistance of the operator of the Mission River project, has increased the credit facility with its US bank to US$450,000. These funds were used to pay the Company's share of the drilling costs of the new Mission River four well program. Each well cost the Company approximately US$110,000 for its share of the drilling expenses. The loan bears interest at the Lender's Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company's interests in the Mission River property in Texas, USA. During fiscal 2008 the Company paid $28,921 in interest costs on the loan.

Net Income (Loss): Net Income (Loss) in 2007 includes a significant depletion expense, a non-cash charge to operations resulting from changes to reserve estimates. In 2007 the Company recorded a depletion expense of $1,233,325 compared with $250,148 in 2008, to recognize a reduction of the Company's reserve estimates for the Mission River project.

Results of Operations

Drilling: The Company participated in the drilling of four wells in the Mission River project during 2008 at a cost of approximately US$450,000. The Company also completed the drilling of the Waubuno #2 well in Southwestern Ontario, Canada at a cost of approximately $100,000. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it is able to joint venture the completion of the project at an anticipated cost of $300,000.

Production: The Company's share of oil production for the year was approximately 2,980 barrels of oil (bbl) compared to 3,033 in 2007. The Company's share of gas production for the year was approximately 48,400 mcf compared with 31,000 mcf in 2007. This increased in gas production resulted in the increase in revenues in the final two quarters of 2008.

Cash Flow: The Company's share of revenue from production less operating expenses and was *(rounded)* $500,000 for the year compared to $300,000 in 2007.

Expenses: Well operating expenses increased during the year due to operating expenses associated with the new wells from the four well drilling program in Mission River. Well operating expenses were $169,080 compared with $94,912 in the previous year and as a percentage of oil and gas revenue were 25% in 2008 and 24% in 2007.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2007	Q1	Q2	Q3	Q4	Year
WTI Oil US$/bbl	58.13	64.97	75.50	90.85	72.36
NYMEX Gas US$/mmbtu	7.48	7.64	6.75	7.45	7.33
2008					
WTI Oil US$/bbl	97.90	123.98	117.98	58.73	99.65
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41	8.90

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) [1]	(118,920) [2]	(1,062,245) [3]
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) [4]	(72,117) [5]	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company's practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. Depletion expenses of $54,215, $59,658, $64,628 and $1,054,824 were recorded in 2007 and $25,066, $41,022, $51,689 and $132,371 were recorded in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987
2008					
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380

Fourth Quarter Ended December 31, 2008

Production: Production increased significantly in the fourth quarter of 2008 as a result of wells coming on stream from the four well drilling program in Mission River and this resulted in increased revenue in the 4th quarter compared to the third quarter of 2008 and the 4th quarter of 2007.

During the three month period ended December 31, 2008, the Company recorded gross revenues of $290,353 compared with $60,853 in 2007 and $150,855 in the previous quarter.

Expenses: Well operating expenses increased significantly in the third quarter due to costs associated with the new wells from the four well drilling program in Mission River. Operating expenses were $102,878 compared with $18,696 in the previous year.

Depletion Expenses: In the previous year, there was an increase in depletion expense, a non-cash charge to operations resulting from an adjustment to reserve estimates on the US oil and gas properties; this depletion expense adjustment resulted in the Company recording depletion expenses of $1,233,325 in 2007 compared to $132,371 in 2008.

Liquidity and Capital Resources

The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company's working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The Company expects to renew the loan for another 12 month period. The loan is secured by the Company's interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company's accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $76,280 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. Included in accounts payable is an amount due to Martin Cotter of $65,374. In 2007, the Company paid Martin Cotter management fees of $79,900.

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,614,530
Stock options	2,750,000
Warrants	6,233,500

(See Note 7 of the financial statements for additional detail)

Changes in Accounting Policy

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Assessing Going Concern

The Canadian Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, *Financial Instruments – Disclosures,* which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, *Financial Instruments – Recognition and Measurement,* Section 3863, *Financial Instruments – Presentation,* and Section 3865, *Hedges.*

The AcSB issued CICA Handbook Section 3863, *Financial Instruments – Presentation,* which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

Recent Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company's financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 "Mining Exploration Costs." This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This standard will be effective for the Company beginning on April 1, 2009. The Company is currently evaluating the impact of adopting this standard in 2009.

Risks

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred. The Company's estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Volatility of Oil and Gas Prices

The Company's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company's ability to successfully continue

The Company's financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs. The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company's History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008,2007,2006. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital may need to be available to help maintain and to expand work on the Company's principal exploration/development property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. The Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

The Company's Need for Additional Financing to Finish Property Exploration/Development could lead to the Company's inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties. The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production. The exploitation of the Company's oil/gas properties is, therefore, dependent upon the Company's ability to obtain financing through the sale of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's oil/gas properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk. The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company's Bank Credit facility is based on a floating rate that is subject to change based on the bank's prime commercial lending rate. There is a risk that this rate may increase over time wit a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Subsequent Events

Subsequent to June 30, 2009, the bank advised the Company that it will renew the Company's loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Subsequent to September 30, 2009, the Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan. In addition, the directors have decided to proceed with the share consolidation approved by shareholders at the Company's Special Annual General meeting on the basis of ten old shares for one new share and the change of the name of the Company to Westbridge Energy Corporation. The retirement of the bank loan will improve the Company's balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management's opinion that the share reorganization will enable the Company to attract new investors.

Exhibit 99.5

Form 52-109F2R
Certification of refiled interim filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the interim MD&A for the interim period ended March 31, 2009.

I, *Martin Cotter, Director and Chief Executive Officer of Westbridge Energy Corporation*, certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and amended and restated interim MD&A (together, the "interim filings") of *Westbridge Energy Corporation* (the "issuer") for the interim period ended *March 31, 2009.*

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Executive Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.6

Form 52-109F2R
Certification of refiled interim filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the interim MD&A for the interim period ended March 31, 2009.

I, *Martin Cotter, Director and Chief Financial Officer of Westbridge Energy Corporation*, certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and amended and restated interim MD&A (together, the "interim filings") of *Westbridge Energy Corporation* (the "issuer") for the interim period ended *March 31, 2009.*

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Financial Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.7

Form 52-109F2R
Certification of refiled interim filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the interim MD&A for the interim period ended June 30, 2009.

I, *Martin Cotter, Director and Chief Executive Officer of Westbridge Energy Corporation*, certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and amended and restated interim MD&A (together, the "interim filings") of *Westbridge Energy Corporation* (the "issuer") for the interim period ended *June 30, 2009.*

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Executive Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.8

Form 52-109F2R
Certification of refiled interim filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the interim MD&A for the interim period ended June 30, 2009.

I, *Martin Cotter, Director and Chief Financial Officer of Westbridge Energy Corporation*, certify the following:

1.   **Review:** I have reviewed the interim financial statements and amended and restated interim MD&A (together, the "interim filings") of *Westbridge Energy Corporation* (the "issuer") for the interim period ended *June 30, 2009.*

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Financial Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.9

Form 52-109F2R
Certification of refiled interim filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the interim MD&A for the interim period ended September 30, 2009.

I, *Martin Cotter, Director and Chief Executive Officer of Westbridge Energy Corporation*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and amended and restated interim MD&A (together, the "interim filings") of *Westbridge Energy Corporation* (the "issuer") for the interim period ended *September 30, 2009.*

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Executive Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.10

Form 52-109F2R
Certification of refiled interim filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the interim MD&A for the interim period ended September 30, 2009.

I, *Martin Cotter, Director and Chief Financial Officer of Westbridge Energy Corporation*, certify the following:

1. *Review:* I have reviewed the interim financial statements and amended and restated interim MD&A (together, the "interim filings") of *Westbridge Energy Corporation* (the "issuer") for the interim period ended *September 30, 2009.*

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Financial Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.11

Form 52-109F1R
Certification of refiled annual filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the annual MD&A for the annual period ended December 31, 2008.

I, *Martin Cotter, Director and Chief Executive Officer of Westbridge Energy Corporation*, certify the following:

1.   *Review:* I have reviewed the AIF, if any, annual financial statements and amended and restated annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of *Westbridge Energy Corporation* (the "issuer") for the financial year ended *December 31, 2008.*

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Executive Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.12

Form 52-109F1R
Certification of refiled annual filings

This certificate is being filed on the same date that *Westbridge Energy Corporation (formerly Portrush Petroleum Corporation) has refiled* the annual MD&A for the annual period ended December 31, 2008.

I, *Martin Cotter, Director and Chief Financial Officer of Westbridge Energy Corporation*, certify the following:

1.   *Review:* I have reviewed the AIF, if any, annual financial statements and amended and restated annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of *Westbridge Energy Corporation* (the "issuer") for the financial year ended *December 31, 2008.*

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: December 23, 2009

"Martin Cotter"
Martin Cotter
Director and Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.